

Nic Parks

CEO, The Pinball Company

Columbia, Missouri Area

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The Pinball Company

University of Missouri-Columbia

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344 connections

Activity

360 followers

The market is up 40% since Trump declared it a giant bubble. He wasn't wrong then. Nothing to buy at these valuations.

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Experience

CEO

The Pinball Company

Aug 2006 – Present · 12 yrs 4 mos
Columbia, Missouri

The Pinball Company is a leading internet retailer of pinball machines and other game room equipment. I am responsible for our overall business strategy and the development of our website and internet marketing campaigns.

Education

University of Missouri-Columbia

Master of Business Administration (MBA), Management

2004 – 2005

University of Missouri-Columbia

Bachelor of Business Administration (BBA), Finance

1997 – 2002

Skills & Endorsements

Sales · 11

Paulo Claudio and 10 connections have given endorsements for this skill

Marketing · 7

Paulo Claudio and 6 connections have given endorsements for this skill

E-commerce · 7

Paulo Claudio and 6 connections have given endorsements for this skill

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Recommendations

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Cale F.
Vinsolutions CRM
Champion
April 9, 2013, Nic was a client of
Cale's

I have been working with Cale on Search Engine Optimization. He is very easy to work with and knows what he is doing. I highly recommend his services.

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